UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-41856

Carbon Revolution Public Limited Company

(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Carbon Revolution Public Limited Company (the “Company” or “Carbon Revolution”) hereby provides its shareholders with an update with respect to the Company’s appeal of the delisting of its securities from the Nasdaq Capital Market tier of the Nasdaq Stock Market LLC (“Nasdaq”), its exploration of strategic and financial options to fund its business and regain compliance with Nasdaq listing requirements and its current cash flow and financial situation.

As previously announced, on November 6, 2025, the Company received a notification letter from the Nasdaq Listing Qualifications Department (the “Staff”) indicating that the Staff has decided to delist the Company’s securities from Nasdaq based upon the Company’s non-compliance with Listing Rule 5550(b), Nasdaq’s minimum shareholders’ equity rule (the “Equity Rule”) and the Company’s non-compliance with Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”) as a result of the Company’s failure to file its Annual Report on Form 20-F for the period ended June 30, 2025. The Company’s inability to file the Form 20-F relates primarily to uncertainty as to the Company’s ability to operate as a going concern. The Company timely requested an appeal of the Staff’s determination before a Nasdaq Hearings Panel (a “Panel”) at a hearing, which hearing was conducted on December 16, 2025 (the “Hearing”).

As discussed further below, the Company presented its plan for regaining compliance with the Equity Rule and the Filing Requirement, based primarily upon the completion of a strategic transaction to be announced in the first quarter of 2026 and completed by May 5, 2026 (which is the latest date by which the Panel is permitted to grant an extension of the Company’s listing in connection with the Equity Rule). The Panel is permitted to provide the Company with a later deadline for regaining compliance with the Filing Requirement. However, the Company understands that the execution of definitive documentation for a strategic transaction will be a prerequisite to demonstrating its ability to operate as a going concern and file its Annual Report on Form 20-F for the period ended June 30, 2025.

The terms of any potential strategic transaction remain subject to determination and may or may not include the continuation of the Company as a publicly-traded company.

On December 19, 2025, Nasdaq informed the Company that the Panel granted the Company until January 30, 2026 to provide the Panel with an update on the Company’s strategic process, including certain information and documentation demonstrating an ability to complete a strategic transaction by May 5, 2026. Although the Company’s securities will remain listed and trading on Nasdaq through January 30, 2026, the Panel did not render a decision on the Company’s requested extension until May 5, 2026. Any such decision is at the Panel’s discretion, to be made following the Panel’s receipt and review of the update to be provided by the Company. The Company cannot assure its stockholders and other stakeholders that, even if the Company is able to make substantial progress towards completion of a strategic transaction by January 30, 2026, the Panel will grant the requested extension to complete a strategic transaction by May 5, 2026.

As also previously disclosed, the Company has continued to experience lower than expected demand for certain programs, especially those tied to the EV space. The weakening of the broader EV market has led to the early cancellation of two programs by a customer, which the Company had initially expected to contribute substantial wheel volumes. The Company continues to pursue claims in relation to these cancelled programs.

As a result of the previously disclosed downward revisions to the Company’s revenue forecasts, as well as the cancellation of customer programs for which the pursuit of related claims remains ongoing and unresolved, the Company will need to obtain additional funding in the short term. As of December 22, 2025, the Company had approximately US$3.8 million of unrestricted cash and approximately US$2.4 million of restricted cash. Notwithstanding the extension of time to provide an update to the Panel, the Company currently projects that its cash runway is insufficient to fund its business and operations through the time period required to execute, announce and complete a strategic transaction unless the Company obtains additional funding, whether or not the company receives payments related to the aforementioned claims.

The Company makes no assurances that it will be able to execute and complete a strategic transaction with one or more potential counterparties or to obtain additional funding on satisfactory terms, or at all.

Forward Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectation of continued listing of Carbon Revolution’s ordinary shares and warrants on Nasdaq, the Company’s ability to promptly regain compliance with Nasdaq listing requirements, the future financial performance, business strategies, financings and expectations for the Company’s business. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the ability to regain compliance with the continued listing requirements and maintain the listing of Carbon Revolution’s securities on Nasdaq or any other exchange on which such securities may be listed in the future; (ii) the failure to realize the benefits of being listed on a U.S. securities exchange and publicly-traded in the United States; (iii) Carbon Revolution’s liquidity, including its ability to pay its obligations and to issue equity, refinance its indebtedness or otherwise obtain financing at all or on acceptable terms, (iv) risks related to its ability to meet financial covenants and other key covenants under existing financing arrangements, (v) changes in domestic and foreign business, market, financial, political and legal conditions; (vi) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vii) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and retain its management and key employees; (viii) risks related to domestic and international political and macroeconomic uncertainty including tariffs and trade policy and the Russia-Ukraine and Israel-Hamas and Israel-Hezbollah conflicts; (ix) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (x) the impact of pandemic and governmental responses on any of the foregoing risks; (xi) risks related to Carbon Revolution’s industry; (xii) changes in laws and regulations; and (xiii) those factors discussed in the documents Carbon Revolution filed with the SEC, including the Annual Report on Form 20-F for the financial year ended June 30, 2024.

If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company
Date: December 23, 2025
	By:	/s/ David Nock
	Name:	David Nock
	Title:	General Counsel